POWER PURCHASE AGREEMENT

购买电力合同

POWER PURCHASE AGREEMENT
购买电力合同

BETWEEN:
Aquentium
And:
Heze city of shangdong province local government of the the Peoples Republic of China Corporation ("Buyer"), and Aquentium, Inc. a Delaware Corporation in the United States of America ("SELLER") hereby enter into this Power Purchase Agreement ("Agreement"). SELLER and BUYER are sometimes referred to in this Agreement jointly as "Parties" or individually as "Party." In consideration of the mutual promises and obligations stated in this Agreement and its appendices, the Parties agree as follows:
中华人民共和国的山东省菏泽市牡丹区小留镇政府公司（买方）和位于美国Delaware的Aquentium公司（卖方）有关购电事宜签订如下协议。卖方和买方有时出于合作称为双方或当事人。根据协议及其附件所述的责任和义务，双方商定如下，

1. DEFINED TERMS:
界定条款

2. SELLER'S GENERATING FACILITY, PURCHASE PRICES AND PAYMENT
卖方的全部设备，采购价格和支付条件

2.1 Facility. This Agreement governs BUYER's purchase of energy and capacity from the electrical generating facility (hereinafter referred to as the "Facility" or "Unit") as described in this Section.

设备：本协议适应于买方采购的出发电设施（以下称"设备"或"机组"）生产出来的电能和产量。

2.1.1 The Facility is located at Heze city of Shandong province with 66,000 Squar meter of land to be used for the Waste to Energy Facility.

本设备是利用垃圾生产能源的设备，位于山东省菏泽市六万六千平方米的。

2.1.2 The Facility is described as Waste to Energy by Gasification and producing steam to run generators for production of Electricity.

该设备把垃圾气化为能源，并生产蒸汽，用于电力生产的发电机。。

2.1.3 The Facility's scheduled Commercial Operation Date is projected to be 2011.

该设备商业化运行日预计为二零一零年来。

2.2 Transaction. During the Delivery Term of this Agreement, as provided in Section 2.3, SELLER shall sell and deliver, or cause to be delivered, and BUYER shall purchase and receive, or cause to be received, energy produced by and capacity provided from the Facility, up to 36MWe per hour and approximately 291,300MWe yearly at the Delivery Point, as defined pursuant to Section 5.1, pursuant to SELLER's election to sell 100% of the produced electricity.BUYER shall pay SELLER the Contract Price, set forth in Section 2.4, in accordance with the terms hereof. The Parties agree that the execution and performance of the Parties under this Agreement shall satisfy BUYER's obligations.

交易：本协议交付期限规定在2.3节，卖方销售、移交或安排移交。买方购买、接收或安排接收该设备生产的电力或热容量，如5.1节，根据卖方的选择，从移交点开始，100%销售每小时36MW，每年达约291，300MW的电力和热容量。买方根据2.4节规定，支付协议价格给卖方。

2.2.1 Full Buy/Sell. SELLER agrees to sell to BUYER the Facility's gross output in kilowatt-hours, net of Station Use and transformation and transmission losses to the Delivery Point into the BUYER system.

全部购买/销售：卖方同意把买方的生产总值以kw/h形式销售，并承认在净站使用和移交时，买方系统的变化和传输损耗。

2.2.2 Excess Sale. SELLER agrees to sell to BUYER the Facility's gross output in kilowatt-hours, net of Station Use and any on-site use by SELLER and transformation and transmission losses to the Delivery Point into the BUYER system.

超额销售：卖方同意把买方的生产总值以kw/h形式销售，承认净站使用和买方任何地方使用过和移交时，买方系统的变化和传输损耗。

2.3 Delivery Term. The SELLER shall deliver the energy and capacity from the Facility to BUYER for a period of fifty (30) years with an additional ( ) years if both parties agree to extend the current contract.

Contract Years ("Delivery Term"), which shall commence on the first date on which energy is delivered from the Facility to BUYER ("Initial Energy Delivery Date") under this Agreement and continue until the end of the last Contract Year unless terminated by the terms of this Agreement. The Initial Energy Delivery Date shall occur only when all of the following conditions have been satisfied:

(i) the Commercial Operation Date has occurred, if the Facility was not in operation prior to the Execution Date of this Agreement;

(ii) the Facility's status as an Eligible Renewable Energy Resource, is demonstrated by SELLER's receipt of certification from all the Permitting and Government Agencies in China.

移交期限：卖方供应该设备生产的能源30年或双方协议下，再延期 （ ）年。约定年限（交付期限）是从该设备移交给买方的第一天开始计算。依据本协议，如未到约定年限，自动维持到最后一天。供应日期需满足下列要求。

1）如果，本协议开始之前无法运转设备时，从商业运转日开始计算。

2）设备的可再生能源资源的位置标志在中国政府机关许可证上时。

2.4 Contract Price. Once both Parties have executed this Agreement BUYER shall pay SELLER for each megawatt-hour ("MWh") of energy and associated capacity delivered to BUYER during each Contract Year for the Delivery Term at the applicable Market Price Referent specified below for the Facility's actual Commercial Operation Date. Payment shall be adjusted by the appropriate Time of Delivery ("TOD") factor listed below:

协议价格：本协议生效时，买方以MW/h为单位，支付可能传输的附属能源。买方可以参考下列规定和市场价格，支付给卖方。支付条件可以根据下列表要素的交付时间调整。

A
dopted 2009 Market Price Referenced (MPR) (Nominal, USD $/kWh)

Resource Type	Year 10	Year 15	Year 20	Year 25
2011 Baseload				
MPR k/Wh	0.18271	0.18383	0.18572	0.19135
2012 Baseload				
MPR k/Wh	0.18301	0.18434	0.18643	0.19568
2013 Baseload				
MPR k/Wh	0.18345	0.18475	0.18699	0.19606
2014 Baseload				
MPR k/Wh	0.18378	0.18498	0.18735	0.19789
2015 Baseload				
MPR k/Wh	0.18405	0.18534	0.18767	0.19976
2016 Baseload				
MPR k/Wh	0.18459	0.18578	0.18796	0.20006
2017 Baseload				
MPR k/Wh	0.18489	0.18601	0.18834	0.20035
2018 Baseload				
MPR k/Wh	0.18967	0.18645	0.18858	0.20078
2019 Baseload				
MPR k/Wh	0.18989	0.18678	0.18888	0.20122
2020 Baseload				
MPR k/Wh	0.19078	0.19696	0.19932	0.20165

2.5 Billing. BUYER shall pay SELLER by check or Automated Clearing House transfer within approximately 30 days of the meter reading date.

计算：买方从抄表之日起30日内，用支票或自动转账方式支付给卖方。

2.6 Title and Risk of Loss. Title to and risk of loss related to the energy produced from and capacity provided by the Facility shall transfer from SELLER to BUYER at the Delivery Point. SELLER warrants that it will deliver to BUYER all energy and capacity from the Facility free and clear of all liens, security interests, claims and encumbrances or any interest therein or thereto by any person arising prior to the Delivery Point.

所有权和损失风险：卖方交付给买方时，应转达该设备生产的能源及有关供应损失的风险单和所有权。卖方保证，所交付的设备、能源和热容量是自由所有，利益安全，清洁的。

2.7 No Additional Incentives. SELLER agrees that during the Term of this Agreement, SELLER shall not seek additional compensation or other benefits from BUYER but will seek out any Environmental benefits provided by the CHINA Government now or in the future if it would benefit the SELLERs ability to produce Electric Power for BUYER.

没有额外奖励：卖方在协议存续期间不得向买方要求额外补偿或奖励。但是，如果因卖方能力使得买方的电力生产取得利益时，现在或将来可以向中国政府寻求奖励。

3. GREEN ATTRIBUTES; RESOURCE ADEQUACY BENEFITS

绿色环境属性：资源的适当利益

3.1 Conveyance of Green Attributes. SELLER retains all Green Attributes from the Facility and all Environmental credits; further -"Green Attributes" also means any and all credits that satisfy the requirement to procure electricity from Green Technology.

转让绿色环境属性：卖方得到所有绿色特权及所有环境的可靠性。《绿色特权》表示的是为了获得某种绿色技术而满足条件要求的可靠性。

4. REPRESENTATION AND WARRANTIES; COVENANTS

代表性和保证：协议书

4.1 Representations and Warranties. On the Execution Date, each Party represents and warrants to the other Party that:

代表性和保证是在执行日起，双方当事人向对方做如下代表和保证。

4.1.1 It is duly organized, validly existing and in good standing under the laws of the jurisdiction of its formation;

协议的构成是司法权的法律下正式组织，有效的存在和发辉作用。

4.1.2 The execution, delivery and performance of this Agreement is within its powers, have been duly authorized by all necessary action and do not violate any of the terms and conditions in its governing documents, any contracts to which it is a party or any law, rule, regulation, order or the like applicable to it;

本协议的执行、交付和实行在协议权限内，所有必要行为应得到公认。不可以违反双方或有关协议的，任何法律法规或指示。

4.1.3 This Agreement and each other document executed and delivered in accordance with this Agreement constitutes its legally valid and binding obligation enforceable against it in accordance with its terms;

本协议和相关文件的实行和本协议构成了法律上有效的交付和有约束力的执行义务。

4.1.4 It is not bankrupt and there are no proceedings pending or being contemplated by it or, to its knowledge, threatened against it which would result in it being or becoming bankrupt;

诉讼正在进行或正在考虑，破产状态或有可能破产的危险或公告，都不属破产。

4.1.5 There is not pending or, to its knowledge, threatened against it or any of its affiliates any legal proceedings that could materially adversely affect its ability to perform its obligations under this Agreement; and

在本协议期间，不可拖延有关物质的任何合并或有关任何处理法院通知的时间。

4.1.6 It is acting for its own account, has made its own independent decision to enter into this Agreement and as to whether this Agreement is appropriate or proper for it based upon its own judgment, is not relying upon the advice or recommendations of the other Party in so doing, and is capable of assessing the merits of, and understands and accepts, the terms, conditions and risks of this Agreement.

这是代理报告,独自决定订立本协议，并不判断是否合适。对此不依赖于其它对方的忠告和推荐。只限理解并同意本协议的条件和危险性的优点。

4.2 General Covenants. Each Party covenants that throughout the Term of this Agreement:

一般协议：通过本协议条件的各方的协议

4.2.1 It shall continue to be duly organized, validly existing and in good standing under the laws of the jurisdiction of its formation;

该法人是依法正式组成的，有效的，也会持续存在的。

4.2.2 It shall maintain (or obtain from time to time as required, including through renewal, as applicable) all authorizations necessary for it to legally perform its obligations under this Agreement; and

该法人为了履行法定义务，会维持法定权限。（或者包括在适应的时候再开，偶尔以要求的方式获得。）

4.2.3 It shall perform its obligations under this Agreement in a manner that does not violate any of the terms and conditions in its governing documents, any contracts to which it is a party or any law, rule, regulation, order or the like applicable to it.

该法人在不违反文件上的任何条款和双方或法律，法规，指示的前提下，履行义务。

GENERAL CONDITIONS

一般条件

4.3 Facility Care, Interconnection and Transmission Service. If BUYER does not deem SELLER's existing interconnection service, equipment and agreement satisfactory for the delivery of energy under this Agreement, SELLER shall execute a Small Generator Interconnection Agreement with BUYER which means SELLER will deliver a smaller amount of Electricity than what was agreed on.

保护设备、互连和传输服务：如果，买方不满足卖方的互连服务，设备和协议书的能源传输时，卖方可以传输少量的电力给买方。

4.4 Metering Requirements. SELLER shall comply with all applicable rules in installing a meter appropriate for deliveries pursuant to the Full Buy/Sell or Excess Sale arrangement selected in paragraph 2.2, above, which can be electronically read daily by: (a) a telephone and modem; (b) an analog or digital phone connection; or (c) an internet portal address for BUYER's Energy Data Services ("EDS"). SELLER shall be responsible for procuring and maintaining the communication link to electronically retrieve this metering data.

计量要求事项：在2.2节，根据被分别全部购买/销售或超额销售整理，卖方应遵守可以安装1米器的适用原则，每天记录如下

1）电话和调节器2）模拟或数字电话连接，或3）买方的能源数据服务网站（EDS）地址，卖方应维护和调节测量数据通讯。

4.5 Standard of Care. SELLER shall: (a) maintain and operate the Facility and Interconnection Facilities, except facilities installed by BUYER, in conformance with all applicable laws and regulations and in accordance with Good Utility Practices, as defined by China Laws and Regulations.

保护标准：卖方应维护和运营除了买方设置的设备之外的设备和互连设备。限于中国法律法规，一致遵循相关公益设备的法律和法规实行并运营。

4.6 Access Rights. BUYER, its authorized agents, employees and inspectors shall have the right to inspect the Facility on reasonable advance notice during normal business hours and for any purposes reasonably connected with this Agreement or the exercise of any and all rights secured to BUYER by law. BUYER shall make reasonable efforts to coordinate its emergency activities with the Safety and Security Departments, if any, of the Facility operator. SELLER shall keep BUYER advised of current procedures for communicating with the Facility operator's Safety and Security Departments.

访问权限：买方授权代理人、雇员和监督者应有权检查正常上班时间内合理的提前通知和经过合理沟通，为了某些目的，提供有关买方安全的所有权利和相关的设备。买方应作出合理

TO BUYER:

TO SELLER:
Aquentium
5188 Western Way
Perris, CA 92571 USA

8. INSURANCE
保险

8.1 General Liability Coverage.
一般责任保险

8.1.1 SELLER shall maintain during the performance hereof, General Liability Insurance2 of not less than $1,000,000.
卖方在实行期间必需保持100万美元的全部责任保险。

8.1.2 General Liability Insurance shall include coverage for Premises-Operations, Owners and Contractors Protective, Products/Completed Operations Hazard, Explosion, Collapse, Underground, Contractual Liability, and Broad Form Property Damage including Completed Operations.
全责保险中包含运营赔偿，保护所有者和签约者，产品/已完成，危险，爆发，倒塌，约定的责任还有包括运营形态资产损失。

9. TERM, DEFAULT, TERMINATON EVENT AND TERMINATION
期限，默认，终止事件，结束

9.1 Term. The term of this Agreement shall commence upon the estimated date of startup as stated and execution by the duly authorized representatives of BUYER and SELLER; or (ii) when BUYER notifies SELLER that BUYER can accommodate SELLER's Facility in BUYER's Electric Grid, and shall remain in effect until the conclusion of the Delivery Term or unless terminated sooner pursuant to Section 10.3 of this Agreement (the "Term"). All indemnity rights shall survive the termination of this Agreement for twelve (12) months.
期限：本协议的期限是买卖双方实行正当权威性代表者的日期开始。或买方通知卖方电力设备中可以收容卖方设备时起，交付完毕为止。依据本协议的10.3项，即将结束的协议是有效的。

9.2 Termination Event. Buyer shall be entitled to terminate the Agreement upon the occurrence of any of the following, each of which is a "Termination Event":
(a) The Facility has not achieved Commercial Operation within twenty -four (24) months of the Execution Date of this Agreement;
(b) SELLER has not sold or delivered energy from the Facility to BUYER for a period of twelve (12) consecutive months; Section 4.3.2. of the Agreement.
结束事件。买方出现下列任何事情时，有权结束本协议。1）施行月开始，24个月内设备没有达到商业运营时2）如4.3.2项，卖方在12个月内不能销售或供应能源时

9.3 Termination.
结束

9.3.1 Declaration of a Termination Event. If a Termination Event has occurred and is

对作为赔偿人的每一方和所有对方的理事们，职员们、雇员或包括其它对方所有雇员的任何伤害和责任，进行赔偿尽量达到不受伤害，不受到法律责任。1）设备的工程，设计，建筑，维持或运营过程中发生的结果2）赔偿人的设备更换，设备附加或改进中发生的结果，赔偿发生的伤害包括另一方的财产损失和法定责任。赔偿与伤害防范规定，适应于全部。任何一方的疏忽和故意行为造成的，不得免责。赔偿者对另一方的要求，利用免责，捍卫自己权利。实行免责，因另一方可能产生的合理费用包括律师费，也应支付。

6. Limitation of Damages

赔偿界限

Except as otherwise provided in this agreement there is no warranty of merchant ability or fitness for a particular purpose, and any and all implied warranties are disclaimed. Liability shall be limited to direct actual damages only, such direct actual damages shall be the sole and exclusive remedy and all other remedies or damages at law or in equity are waived unless expressly herein provided. Neither party shall be liable for consequential, incidental, punitive, exemplary or indirect damages, lost profits or other business interruption damages, by statute, in tort or contract, under any indemnity provision or otherwise. Unless expressly herein provided, and subject to the provision of section 6(Indemnity), it is the intent of the parties that the limitations herein imposed on remedies and the measure of damages be without regard to the cause or causes related thereto, including the negligence of any party, whether such negligence be sole, joint or concurrent, or active or passive

如本协议为了特殊的目的，除了没有产品力或相关的品质保证以外，不要求其它任何品质保证。责任只限于实际损失。这样的直接的实际的损失是单独赔偿。如没有特殊规定，所有其它变制或法制或平等损失时，撤回。任何一方在免责条款下，对依据政府机关或约定，重大的不法行为，不测的刑法，间接的损失导致的利益或其它事业的中断而产生的损失不负责。如没有特殊规定，依据6项（免责）条款，对方的意图即是包括对方过失等，此类过失单独的、联合的或同时多发性主动或被动等过失，不管有没有理由，巧妙回避赔偿和损失的限度。

7. NOTICES

通知

Notices shall, unless otherwise specified herein, be in writing and may be delivered by overnight courier service, facsimile or electronic messaging (e-mail). Whenever this Agreement requires or permits delivery of a "notice"(or requires a Party to "notify"), the Party with such right or obligation shall provide a written communication in the manner specified below. A notice sent by facsimile transmission or email will be recognized and shall be deemed received on the Business Day on which such notice was transmitted if received before 5 p.m. on a business day. A notice by overnight mail or courier shall be deemed to have been received two (2) Business Days after it was sent or such earlier time as is confirmed by the receiving Party unless it confirms a prior oral communication, in which case any such notice shall be deemed received on the day sent. A Party may change its addresses by providing notice of same in accordance with this provision. All written notices shall be directed as follows:

在本协议中未规定的内容，通过特快专递，传真或邮箱方式通知对方。本协议要求或许可"通告"方式转达时（要求对方通知）根据下列规定，有通知责任与义务的对方提供。确定了传真或邮箱的通知方式后，如在工作日下午5点之前接收的通知，视为工作日接收。如次日到达快递或特快专递时，视为2天后收到。或者，事前没有口头儿确认过，收信者的确认收到时，发送通知当天为接收日。双方依据规定，相同通知的方法下可以变更联系地址。所有接收通知，如下。

的努力以配合设备运营者的安全和安保部门，以使有突发事件时，进行调整。卖方与设备运营者的安全和安保部门进行沟通，采用通俗的程序告之买方。

4.7 Protection of Property. Each Party shall be responsible for protecting its own facilities from possible damage resulting from electrical disturbances or faults caused by the operation, faulty operation, or non-operation of the other Party's facilities and such other Party shall not be liable for any such damages so caused.

保护土地财产权：任何一方都有责任保护自己设备电气干扰或运营中缺陷、操作失误、因其它对方设备的过失造成的损失。不承担对方的设备产生的损失。

4.8 BUYER Performance Excuse; SELLER Curtailment.

买方施行费用：卖方缩减

4.8.1 BUYER Performance Excuse. BUYER shall not be obligated to accept or pay for energy produced by or capacity provided from the Facility during a Dispatch Down Period, or Force Majeure.

买方施行费用:买方在偿还期间或不可抗力期间，没有义务支付应供应的生产量或生产中的电源。

4.8.2 SELLER Curtailment. BUYER may require SELLER to interrupt or reduce deliveries of energy: (a) when necessary to construct, install, maintain, repair, replace,remove, or investigate any of its equipment or part of BUYER's transmission system or distribution system or facilities.

卖方的缩减：买方可以向卖方要求中断能源传输或减少。1）为了能源供应，必要时买方可以建设、装置、修理、更换、清除或检测传输系统、分配系统或设备，

4.9 Notices of Outages. Whenever possible, BUYER shall give SELLER reasonable notice of the possibility that interruption or reduction of deliveries may be required. Delivery Date. SELLER shall report greenhouse gas emissions output from the Facility if BUYER so requests. SELLER shall be liable for all reasonable expenses BUYER incurs resulting from SELLER's failure to comply with this provision to the extent that BUYER must estimate greenhouse gas emissions and report these emissions in satisfaction of certain legal or regulatory requirements.

机器停止运转通知：任何时候，买方提供给卖方合理的可能供应中断或减少的通知。供应日期：卖方应报告设备气体排放量。如买方要求，根据本规定，买方自行估计气体排放量。达到合法或约束排放量为止所产生的合理费用，应由卖方承担。

5. INDEMNITY

赔偿

Each Party as indemnitor shall save harmless and indemnify the other Party and the directors, officers, and employees of such other Party against and from any and all loss and liability for injuries to persons including employees of either Party, and damages, including property of either Party, resulting from or arising out of: (a) the engineering, design, construction, maintenance, or operation of; or (b) the installation of replacements, additions, or betterments to the indemnitor's facilities. This indemnity and save harmless provision shall apply notwithstanding the active or passive negligence of the indemnities. Neither Party shall be indemnified for liability or loss, resulting from its sole negligence or willful misconduct. The indemnitor shall, on the other Party's request, defend any suit asserting a claim covered by this indemnity and shall pay all costs, including reasonable attorney fees that may be incurred by the other Party in enforcing this indemnity.

continuing, Buyer shall have the right to: (a) send notice, designating a day, no earlier than five days after such notice is deemed to be received (as provided in Section 8) and no later than 20 days after such notice is deemed to be received (as provided in Section 8), as an early termination date of this Agreement ("Early Termination Date") unless SELLER has timely communicated with Buyer and the Parties have agreed to the circumstances giving rise to the termination Event; (b) accelerate all amounts owing between the Parties; and (c) terminate this Agreement and end the Delivery Term effective as of the Early Termination Date.

结束事件的宣言：如发生终了事件或继续进行时，买方有下列权限。1）发送通知，指定日期，通知后5日内视为已收到（依据第8项规定）。根据本协议的早期终止日（早期结束日），买方没有按时联系卖方，就视为同意结束。2）双方彼此督促应还费用3）结束本协议。最终交付期为提前终止之日

9.3.2 Release of Liability for Termination Event. Upon termination of this Agreement pursuant to Section 10.3.1, neither Party shall be under any further obligation or subject to liability hereunder, except with respect to the indemnity provision in Section 6 hereof, which shall remain in effect for a period of 12 months following the Early Termination Date.

协议终止后，解除责任。依据本协议的10.3.1，协议终止时，任何一方，没有任何义务或除第6项的免责以外，不适用于该项责任。第6项条款的有效期是从终止日起12个月。

10. SCHEDULING

计划

10.1 Scheduling Obligations. BUYER shall be SELLER's designated Scheduling Coordinator. BUYER will schedule SELLER' project using Prudent Utility Practices and SELLER shall employ Prudent Utility Practices and exercise reasonable efforts to operate and maintain its project. All generation interconnection and scheduling services shall be performed in accordance with all applicable operating policies, criteria, guidelines and tariffs, and any other generally accepted operational requirements. SELLER, at its own expense, shall be responsible for complying with all applicable contractual, metering and interconnection requirements. SELLER shall promptly notify BUYER of significant (i.e., greater than 100 kW) changes to its energy schedules using BUYER's web site. SELLER will exercise reasonable efforts to comply with conditions that might arise if the tariffs, standards, requirements, and/or protocols in the future.

调度义务，买方是卖方指定的助力者。买方制定使用设备的卖方项目计划，卖方采用设备。并为了运行和维护项目，进行合理的努力。所有的互连与计划服务是在适应所有政策，基准，方针，关税条件下运行。一般采用运营所需要的条件下实行。卖方自费负责协议上的条件，计量和互连所需条件。卖方迅速在买方的网站上通知有关能源计划的重大变化（例：100KW以上）。卖方为了满足将来可能发生的关税，标准，必要条件而做合理的努力。

11. ASSIGNMENT

转让

Neither Party shall assign this Agreement or its rights hereunder without the prior written consent of the other Party, which consent shall not be unreasonably withheld; provided, however, either Party may, without the consent of the other Party (and without relieving itself from liability hereunder), transfer, sell, pledge, encumber or assign this Agreement or the accounts, revenues or proceeds hereof to its financing providers and the financing provider(s) shall assume the payment and performance obligations provided under this Agreement with respect to the transferring Party provided, however, that in each such case, any such assignee shall agree in writing to be bound by the terms and conditions hereof and so long as the transferring Party delivers such tax and enforceability assurance as the non-transferring Party may reasonably request.

任何一方在没有对方书面同意之前不可以转让本协议或有关本协议的权利。不可以强迫同意转让。如果，任何一方在没有另一方的同意下（不可免责），向财务供应方转让银行账户、收益、出售或担保，抵押或转让时，该财物供应方应履行转让方所承担的支付和执行的义务。但是，在这种情况下，承让方以书面形式同意该做的条款时，非承让方如提出合理要求时，转让方保证强制交付如税金。

12. Applicable law (the electricity law of China)

有关法律（中国的电法）

This agreement and the rights and duties of the parties hereunder shall be governed by and construed, enforced and performed in accordance with the laws of China, without regard to principles of conflicts of law. To the extent enforceable at such time, each party waives its respective right to any jury trial with respect to any litigation arising under or in connection with this agreement.

本协议的权利、双方的义务，由中国法律支配、解释并强制执行。每一方放弃对于任何诉讼所产生的或与本协议有关的任何陪审团审理各自的权利。

13. SEVERABILITY

分歧权

If any provision in this Agreement is determined to be invalid, void or unenforceable by the Government Agency on Electricity Regulations or any court having jurisdiction, such determination shall not invalidate, void, or make unenforceable any other provision, agreement or covenant of this Agreement and the Parties shall use their best efforts to modify this Agreement to give effect to the original intention of the Parties.

如果，本协议的任何条款在电力规定或其它法院判决时，被确定为无效的，无益的或不能执行时，这种决定在本协议中不是无效的。双方应尽其最大努力修改本协议，以落实双方的意愿。

14. COUNTERPARTS

同行

This Agreement may be executed in one or more counterparts each of which shall be deemed an original and all of which shall be deemed one and the same Agreement. Delivery of an executed counterpart of this Agreement by facsimile or PDF transmission will be deemed as effective as delivery of an originally executed counterpart. Each Party delivering an executed counterpart of this Agreement by facsimile or PDF transmission will also deliver an originally executed counterpart, but the failure of any Party to deliver an originally executed counterpart of this Agreement will not affect the validity or effectiveness of this Agreement.

本协议是由一个或许多对方实施，存留原件。还有其它协议，也视同统一的协议留存。给本协议的实行对方以传真或PDF的形式传达。它与原协议有相同效力。由于传达一方的传送失败，原签订的协议对方，不会影响本协议的有效性和效力。

15. GENERAL

全部

No amendment to or modification of this Agreement shall be enforceable unless reduced to writing and executed by both parties. This Agreement shall not impart any rights enforceable by any third party other than a permitted successor or assignee bound to this Agreement. Waiver by a Party of any default by the other Party shall not be construed as a waiver of any other default. The term "including" when used in this Agreement shall be by way of example only and shall not be considered in any way to be in limitation. The headings used herein are for convenience and reference purposes only.

本协议在没有双方的合议或书面文件时，不得修改或变更。本协议中除了允许的继承人或受让人以外，不能分给第三者任何权限。由于一方的管理疏忽而撤销的不可以成为另一方撤销的借口。本协议中使用的《包含》一词，只限样本的方法。在任何方法中，不可以视为限制。此刻使用的标题是只是便利，参考使用为目的。

16.IN WITNESS WHEREOF, each Party has caused this Agreement to be duly executed by its authorized representative as of the date of last signature provided below.

以此为证，由各方代表签字之日起，本协议正式生效。

Feb., 2, 2010 二零零十年 二月二日

(BUYER)

Shandong province Heze city Mudan district Xiaoliuzhen Local government

中国山东省菏泽市牡丹区小留镇政府。

Name:

Title:

(SELLER)

- AQUENTIUM INC.

Name: Mark Taggatz

Title: Chairman